Calculation of Filing Fee Tables

FORM SC TO-I/A
(Form Type)

TPG Private Markets Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	-	-	-
Fees Previously Paid	$42,963,885.10 (1)	$138.10	$5,933.31
Total Transaction Value	$42,963,885.10 (1)
Total Fees Due for Filing			$5,933.31
Total Fees Previously Paid			$5,933.31
Total Fee Offsets			-
Net Fee Due			$0.00

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $5,933.31 was paid in connection with the filing of the Schedule TO-I by TPG Private Markets Fund (File No. 005-95893) on August 17, 2026 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.